                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                             dated February 6, 1998


                                    ILOG S.A.



                                 9 rue du Verdun
                             94253 Gentilly, FRANCE
                                       and
                               1901 Landings Drive
                         Mountain View, California 94043
                                       USA
                    (Address of principal executive offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

              Form 20-F [X] Form 40-F [ ].

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

              Yes [ ] No [X].

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

              82-N.A.

                                    ILOG S.A.
                                    Form 6-K

        ILOG S.A. (the "Company") reported its results for the quarter ended December 31, 1997 in a press release dated as of January 26, 1998. Such press release is attached as Exhibit A hereto and is incorporated by reference herein.

                                  EXHIBIT INDEX

Exhibit A   Press release, dated as of January 26, 1998, announcing the results of ILOG S.A. for the quarter ending December 31, 1997

                                   SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        ILOG S.A.


                            By: /s/ Roger Friedberger
                                ------------------------------------
                                Roger Friedberger
                                Chief Financial Officer

Date: February 6, 1998

                                    EXHIBIT A


ILOG REPORTS RECORD RESULTS FOR QUARTER ENDED DECEMBER 31, 1997

Paris, France, January 26, 1998 -- ILOG S.A. (NASDAQ NMS: ILOGY), a leading provider of advanced software components, today reported record revenues of $15.0 million for its second quarter ended December 31, 1997, an increase of 55% compared to $9.7 million in the December 1996 quarter.

Income from operations was $1.5 million in the December 1997 quarter, excluding the write-off of acquired intangibles of $1.3 million related to the CPLEX acquisition, compared to $3,000 in the December 1996 quarter. Earnings per share (diluted), excluding the write-off of acquired intangibles, for the December 1997 quarter was $0.10 on 14.2 million shares, compared to $0.09 on 9.1 million shares in the December 1996 quarter. Earnings per share in the current quarter was $0.00 after including the write-off of acquired intangibles.

BUSINESS DEVELOPMENTS DURING THE QUARTER

"We are extremely proud of the quarter's results which underscore our leading position as a library provider for optimization applications and for the telecommunications market" said Pierre Haren, Chairman and Chief Executive Officer of ILOG.

During the quarter, ILOG announced that Manugistics, a major independent software vendor (ISV) renewed its commitment to ILOG's optimization products, with the integration of the latest version of ILOG's CPLEX Linear Optimizer in their supply chain management software. This follows ILOG's announcement last quarter that JD Edwards selected ILOG's optimization products for inclusion in their enterprise resource planning (ERP) software offering. ILOG during the quarter has and in the future is continuing to develop its strategy of securing similar product integration partnerships with other major ISVs in the ERP space. In addition over 60 new customers selected ILOG optimization software to power their drive to greater efficiency.

ILOG also announced the commercial availability of a new release of ILOG Planner, which is the first convergence product integrating the CPLEX algorithms into the ILOG constraint-based libraries, and a new library called ILOG Dispatcher, for vehicle routing and technician dispatching.

"These developments are delivering on our promise to become the dominant provider of optimization engines" added Mr. Haren.

In the telecommunications market, ILOG secured new endorsements from significant participants such as American Management Systems, British Telecom, Deutsche Telekom, Hong Kong Telecom, Korea Telecom, Telefonica, as well as renewed commitments from existing partners such as Alcatel, Hewlett-Packard, and Nortel. The on-time delivery of the Telecom Graphic Object toolkit to Nortel in the quarter is ensuring continuing interest from potential future users of the product, which is currently undergoing beta-testing.

"ILOG software components are an excellent match to the growing telecommunications need for faster development of powerful network management applications" explained Mr. Haren. "Whether telecommunication companies need to design a more flexible and intuitive graphical user interface, a more efficient alarms management system or even a better network planning application, ILOG has the right software engine for them" added Mr. Haren.

Consulting revenues showed strong growth during the quarter as a result of ILOG's commitment to its customers' success. A significant part of ILOG's consulting was in support of its ISV and value-added reseller (VAR) partners and is focused on accelerating the time to application deployment and hence subsequent run-time license fees.

ABOUT ILOG

ILOG is a leading provider of advanced C, C++ and Java software components for graphics and resource optimization. ILOG products deliver high performance data visualization for 2D and 3D user interfaces; integer, linear and constraint solvers for resource optimization, scheduling, logistics and planning applications; dynamic rule systems for intelligent agents and real time data flow control, and components for integrating modules with real time and relational data sources. ILOG was founded in 1987, and now employs approximately 350 people in seven countries. Visit www.ilog.com for additional information.

                                   ILOG S.A.
               CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
                    (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                            Three Months Ended        Six Months Ended
                                                          --------------------     ---------------------
                                                          Dec. 31      Dec. 31      Dec. 31      Dec. 31
                                                          -------      -------     --------     --------
                                                            1997         1996         1997         1996
                                                          -------      -------     --------     --------
Revenues:
  License fees                                            $ 9,365      $6,879      $ 14,598     $10,443
  Services                                                  5,654       2,840         8,864       4,907
                                                          -------      ------      --------     -------
     Total revenues                                        15,019       9,719        23,462      15,350
                                                          -------      ------      --------     -------

Cost of revenues
  License fees                                                280         261           536         402
  Services                                                  3,006       1,500         4,692       2,606
                                                          -------      ------      --------     -------
     Total cost of revenues                                 3,286       1,761         5,228       3,008
                                                          -------      ------      --------     -------

Gross profit                                               11,733       7,958        18,234      12,342
                                                          -------      ------      --------     -------

Operating expenses
  Marketing and selling                                     7,217       5,677        12,732      10,434
  Research and development                                  1,664       1,292         2,987       2,457
  General and administrative                                1,381         986         2,649       2,087
  Write-off of acquired intangibles                         1,327          --        29,694          --
                                                          -------      ------      --------     -------
    Total operating expenses                               11,589       7,955        48,062      14,978
                                                          -------      ------      --------     -------

Income (loss) from operations                                 144           3       (29,828)     (2,636)
Net interest income (expense) and other                      (110)        856           (82)        988
                                                          -------      ------      --------     -------

Net income (loss)                                         $    34      $  859      $(29,910)    $(1,648)
                                                          -------      ------      --------     -------

Net income (loss) per share -- Basic                      $  0.00      $ 0.12      $  (2.44)    $ (0.23)
                            -- Diluted                    $  0.00      $ 0.09      $  (2.44)    $ (0.23)

Share and share equivalents used
  in per share calculations -- Basic                       12,896       6,948        12,252       7,242
                            -- Diluted                     14,237       9,141        12,252       7,242

                                   ILOG S.A.
               CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
                                 (IN THOUSANDS)

                                                                    Dec. 31         June 30
                                                                    -------         -------
                                                                     1997            1997
                                                                    -------         -------
ASSETS
Current assets
  Cash and cash equivalents                                        $  6,909         $ 26,037
  Accounts receivable                                                14,097            9,740
  Other receivables and prepaid expenses                              3,427            2,487
                                                                   --------         --------
     Total current assets                                            24,433           38,264

Acquired intangible assets                                            1,873               --
Property and equipment-net and other assets                           2,992            3,044
                                                                   --------         --------

     Total assets                                                  $ 29,298         $ 41,308
                                                                   --------         --------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
  Accounts payable and accrued expenses                            $  9,823         $  7,799
  Current debt                                                        2,252            2,183
  Deferred revenue                                                    3,916            3,165
                                                                   --------         --------
     Total current liabilities                                       15,991           13,147

Long-term portion of debt                                             6,245            1,134
                                                                   --------         --------
     Total liabilities                                               22,236           14,281
                                                                   --------         --------

Shareholders' equity
   Paid-in capital                                                   49,093           38,398
   Accumulated deficit and currency translation adjustment          (42,031)         (11,371)
                                                                   --------         --------
     Total shareholders' equity                                       7,062           27,027
                                                                   --------         --------

     Total liabilities and shareholders' equity                    $ 29,298         $ 41,308
                                                                   --------         --------

DISCUSSION OF FINANCIAL HIGHLIGHTS

Six Month results

The company reported revenues of $23.5 million for the six months ended December 31, 1997, an increase of 53% compared to $15.3 million in the prior year. Excluding the write-off of acquired intangibles of $29.7 million the loss from operations for the six month period was $134,000 compared to a $2.6 million loss in the corresponding period of the prior year. Loss per share for the six month period, excluding the write-off of acquired intangibles, was $0.01 on 12.3 million shares, compared to a $0.23 loss per share on 7.2 million shares in the corresponding period of the prior year. The loss per share in the six month period was $2.44 after including the write-off of acquired intangibles.

Revenues and Gross Margin

Revenues in the quarter grew by 55% with license and service revenues increasing by 36% and 99% respectively over the same quarter in the preceding year. The revenue growth was derived from product license fees in North America and Europe outside of France, and from consulting and support activities in North America, France and Asia.

Overall gross margin for the quarter was 78% compared to 82% for the same period in the preceding year reflecting an increased mix of services revenue, which in the quarter was 38% of revenues compared to 29% in the same period of the preceding year. Gross margin for services revenues in the quarter remained stable at 47%.

Operating Expenses

Marketing and selling expenses for the quarter increased by 27% over the same period in the prior year reflecting the acquisition of the CPLEX business, continuing investment in sales organization, and higher sales compensation and travel costs associated with the growth in revenues.

Research and development expenses, net of government funding, for the quarter increased by 29% over the same period in the prior year reflecting R&D headcount growth from 44 to 59 between December 31, 1996 and 1997 which includes 6 from the acquisition of the CPLEX business. Government research and development funding in the quarter was $183,000 compared to $70,000 for the same period in the preceding year.

General and administrative expenses for the quarter increased by 40% over the same period in the prior year reflecting costs associated with being a public company, executive recruitment and more resources in management information systems associated with the growth in North America.

Other Income (expense)

Net interest and other income (expense) for the quarter decreased from $856,000 to $(110,000) over the same period in the prior year due to the non-recurrence of a $1.1 million grant recognized in the prior year from an agency of the French government and the absence of material foreign currency exchange losses in the current quarter. Interest expense arising on the $5.0 million of notes payable issued in August 1997 in connection with the Company's acquisition of the CPLEX business and local currency borrowings by subsidiaries offset interest income earned on the company's cash deposits. Currency fluctuations did not have a material effect on the company's income from operations, net income or earnings per share for the quarter ended December 31, 1997.

Balance Sheet

Cash at December 31, 1997 decreased to $6.9 million from $26.0 million at June 30, 1997 reflecting $15 million paid in August 1997 in connection with the CPLEX acquisition and the timing of operating cash flows. Days sales outstanding of receivables improved to 84 days at December 31, 1997 from 92 days at June 30, 1997. Intangible assets at December 31, 1997 of $1.9 million represent developed software and other intangible assets acquired from CPLEX Optimization, Inc., $1.3 million of which will be written-off in the quarter ending March 31, 1997 and the remainder over the next 2-3 years.

Long-term debt during the six-month period increased by $5.1 million to $ 6.2 million at December 31, 1997 reflecting the five-year notes payable issued in connection with the acquisition of the CPLEX business. At December 31, 1997 shareholders' paid-in capital increased to $49.1 million (12.9 million shares), from $38.4 million (11.0 million shares) at June 30, 1997 reflecting the issuance of 1.7 million shares in connection with the Company's acquisition of the CPLEX business and the exercise of 0.2 million stock options. Shareholders' equity decreased to $7.1 million, from $27.0 million at June 30, 1997 reflecting the net loss for the six month period and the increase in paid-in capital.

Forward Looking Information

This release contains "forward looking" information within the meaning of the United States Securities laws that involve risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. Potential risks and uncertainties include, without limitation, the company's lengthy sales process, the early development stage of the market for the company's products, the timing of significant revenues, the economic, political and currency risks associated with the company's European, North American and Asian operations.

ILOG and CPLEX are registered trademarks of ILOG. All other product and company names are trademarks or registered trademarks of their respective owners.

RESULTS AND PRESS RELEASE FOR FRENCH SHAREHOLDERS

For the benefit of our French shareholders a translation of this announcement is also being sent to our shareholders with French addresses of record and to anyone else upon request. In addition, to facilitate their comprehension of the Company's financial results the foregoing financial statements, which are prepared under accounting principles generally accepted in the United States, have been translated into French Francs at the average historical exchange rates for the related periods and the exchange rates at the relevant balance sheet dates. These translated financial statements for the benefit of shareholders generally follow below.


                                   ILOG S.A.
              DONNEES FINANCIERES CONSOLIDEES CLEFS (NON AUDITEES)
     (EN MILLIERS DE FRANCS FRANCAIS, SAUF INFORMATIONS DONNEES PAR ACTION)


                                           Trimestre clos le 31 Dec     Six mois clos le 31 Dec
                                           ------------------------     -----------------------
                                              1997         1996            1997         1996
                                             ------       ------         -------      -------
Chiffre d'affaires
  Logiciels                                  54,941       35,771          86,514       54,304
  Services                                   33,170       14,768          52,537       25,516
                                             ------       ------        --------      -------
     Total chiffre d'affaires                88,111       50,539         139,051       79,820
                                             ------       ------        --------      -------

Prix de revient des ventes
  Logiciels                                   1,643        1,357           3,188        2,090
  Services                                   17,635        7,800          27,807       13,551
                                             ------       ------        --------      -------
     Total prix de revient des ventes        19,278        9,157          30,995       15,641
                                             ------       ------        --------      -------

Marge Brute                                  68,833       41,382         108,056       64,179
                                             ------       ------        --------      -------

Frais generaux et commerciaux
  Frais commerciaux                          42,340       29,520          75,614       54,256
  Frais de  recherche et developpement        9,762        6,718          17,744       12,776
  Frais generaux et administratifs            8,102        5,127          15,752       10,852
  Amortissements Intangibles                  7,785           --         178,933           --
                                             ------       ------        --------      -------
    Total frais generaux et commerciaux      67,989       41,365         288,043       77,884
                                             ------       ------         -------      -------

Resultat operationnel                           844           17        (179,987)     (13,705)
Produits (charge) financiers et autres         (645)       4,451            (476)       5,137
                                             ------       ------        --------      -------

Resultat net                                    199        4,468        (180,463)      (8,568)

Resultat net par action (francs)               0.01         0.49          (14.73)       (1.18)

Nombre moyen d'actions en circulation        14,237        9,141          12,252        7,242
(en milliers)

                                    ILOG S.A.
                    BILANS CONSOLIDES RESUMES (NON AUDITES)
                        (EN MILLIERS DE FRANCS FRANCAIS)

                                                              31 Dec     30 Juin
                                                              ------     -------
                                                               1997       1997
                                                              ------     ------
ACTIF
Actif circulant:
  Disponibilites et valeurs mobilieres de placement           41,386     153,096
  Clients, nets                                               84,444      57,271
  Autres elements d'actif circulant                           20,527      14,623
                                                            --------     -------
     Total de l'actif circulant                              146,357     224,990

Immobilisations incorporelles, nettes                         11,218          --
Immobilisations corporelles, nettes et autres actifs          17,923      17,898
                                                            --------     -------
Total de l'actif                                             175,498     242,888
                                                            ========     =======

PASSIF
Passif a moins d'un an:
  Fournisseurs et comptes rattaches                           58,841      45,858
  Dette financiere a court terme                              13,490      12,836
  Produits constates d'avance                                 23,456      18,610
                                                            --------     -------
     Total passif a moins d'un an                             95,787      77,304

Dette financiere a long terme                                 37,409       6,668
                                                            --------     -------
     Total passif a court et long terme                      133,196      83,972

Capitaux propres
  Capital souscrit et prime d'emission                       294,076     225,778
  Report a nouveau et ecart de conversion                   -251,774     -66,862
                                                            --------     -------
     Total des capitaux propres                               42,302     158,916
                                                            --------     -------
     Total du passif                                         175,498     242,888
                                                            ========     =======

Pour l'information de nos actionnaires francais, une traduction de cette annonce sera egalement envoyee a nos actionnaires enregistres avec une adresse francaise et a toute personne en faisant la demande. De plus, afin de faciliter la comprehension des resultats financiers de la societe, les comptes consolides precedents ont ete traduits en francs francais aux taux moyens historiques des periodes considerees et aux taux de cloture aux dates de bilan.

Contact:  Roger Friedberger
          ILOG
          011-33 1-49-08-35-74
          -or-
          Taylor Rafferty Associates
          212-889-4350